UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 2021 OPERATIONAL RESULTS

Moscow, Russia – March 01, 2022 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 2021 operational results.

Mechel’s Chief Executive Officer Oleg Korzhov commented on the results:

“2021 demonstrated positive price trends for all types of the Group’s products. Starting in June, prices on the mining division’s output were actively growing, occasionally reaching new historical highs. For example, premium coking coal FOB Australia went from $100 in late May to over $400 in September, remaining in the $330-360 range by the end of the year. The prices CIF China reached their record high of $615 in October and then went into a downward trend, though the prices remained consistently high. Steel products also enjoyed high demand, which was also stable.

“This market situation enabled the company to secure good financial results despite a forced decrease in output volumes. Coal mining went down 34% as preparation of mining areas in Yakutia and Kuzbass, delegated to contractors, slowed down. Face transfers at Southern Kuzbass Coal Company also had their impact on decreased mining. We continue to implement our investment program of upgrading mining machines and equipment and make great effort to restore mining, processing and shipping of coal.

“Mechel’s steel division in 2021 decreased pig iron output by 10% and slightly decreased steel production (3%) due to planned repairs to major equipment in Chelyabinsk Metallurgical Plant’s blast furnace and converter workshops, as well as the decrease in intra-group steel supplies. These factors led to an overall decrease in sales year on year. At the same time, we have changed output and sales structure in order to attain maximum profit in current market trends. All of the Group’s key steel facilities demonstrated increased sales of high value added products. For example, Izhstal stepped up sales of high-precision sections by 80%, Chelyabinsk Metallurgical Plant boosted sales of hot-rolled thin flats by 74% and structural beams by 21%, Urals Stampings Plant increased sales of forgings and stampings made from heat-resistant alloys by 36%, and Beloretsk Metallurgical Plant sold 8% more of wire ropes of various purposes.”

•Sales of coking coal concentrate and PCI went down 23% and 42% year-on-year respectively as Southern Kuzbass Coal Company reduced output of these types of coal.

•Anthracite sales went up 7% due to accumulation of additional storage stockpiles.

•The 25-percent decrease in thermal coal sales was due to reduced mining volumes at Yakutugol Holding Company. Thanks to favorable market trends, in this accounting period we have redirected our sales of this product from Vietnam to China. Our contract obligations to several Russian energy generator companies have been met in full.

•Coke sales in this accounting period went up 4%, with sales to third parties up by 30%. Demand for the entire coke and chemical range of products revived both domestically and internationally.

•The 37-percent decrease in sales of iron ore concentrate was due to a mining slump at Korshunov Mining Plant, caused by a lower iron content in the processed ore as well as hydrogeological conditions.

•Sales of long rolls went down 5% primarily due to a weak demand for rails in 2021.

•Sales of flat rolls remained largely at the previous year’s levels.

•Sales of forgings went down 9% in 2021. We allotted a greater share of sales to forgings made from heat-resistant alloys and instrumental forgings, which raised the average sale price. The 84-percent hike in stampings sales was due to our signing new contracts for shipments of railway axles to key industry players.

•Overall, hardware sales went down 5% due to seasonal fluctuations in demand for wire. We accordingly gave priority to other, more profitable types of hardware.

•Ferrosilicon sales in 2021 went up 22% due to increased output at Bratsk Ferroalloy Plant and favorable global market trends.

•The power division in 2021 produced 15% less electricity due to major repairs at our key generating facilities. The five-percent increase in heat output was due to higher temperature requirements in the winter season.

Production (thousand tonnes):
Product Name	4Q2021	3Q2021%		2021	2020	%
Run-of-mine coal*	2,810	2,933	-4%	11,347	17,137	-34%
Pig iron	805	790	+2%	3,163	3,529	-10%
Steel	922	891	+4%	3,537	3,655	-3%
Electric power generation (thousand kWh)	567,422	517,501	+10%	2,685,108	3,151,168	-15%
Heat power generation (Gcal)	1,727,348	708,501	+144%	5,422,409	5,151,622	+5%

Sales (thousand tonnes):
Product Name	4Q2021	3Q2021%		2021	2020	%
Coking coal concentrate*	925	1,056	-12%	4,359	5,627	-23%
Including coking coal concentrate supplied to third parties	556	602	-8%	2,724	3,961	-31%
PCI	185	322	-43%	1,082	1,851	-42%
Including PCI supplied to third parties	185	322	-43%	1,082	1,851	-42%
Anthracites	269	345	-22%	1,321	1,238	+7%
Including anthracites supplied to third parties	230	294	-22%	1,155	1,054	+10%
Thermal coals*	679	643	+6%	3,015	4,024	-25%
Including thermal coals supplied to third parties	510	454	+12%	2,142	2,875	-25%
Iron ore concentrate	247	367	-32%	1,356	2,161	-37%
Including iron ore concentrate supplied to third parties	7	16	-54%	38	39	-1%
Coke	679	690	-2%	2,737	2,629	+4%
Including coke supplied to third parties	317	293	+8%	1,213	933	+30%
Ferrosilicon	20	18	+9%	77	63	+22%
Including ferrosilicon supplied to third parties	16	14	+15%	58	44	+33%
Long rolls	605	555	+9%	2,408	2,547	-5%
Flat rolls	118	106	+12%	450	456	-1%
Hardware	139	130	+7%	529	556	-5%
Forgings	9	8	+7%	36	40	-9%
Stampings	20	18	+11%	68	37	+84%

* Excluding volumes produced by Elga Coal Complex which is no longer part of the Group.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 1, 2022

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